UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

(Amendment No.     )*

COLFAX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

194014106

(CUSIP Number)

William R. Bush

BDT Capital Partners, LLC

401 N. Michigan Ave., Suite 3100

Chicago, Illinois

(312) 660-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194014106	Page 2 of 6 Pages

(1)	Name of reporting persons BDT Capital Partners, LLC
(2)	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds* OO, WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 26,930,236 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 26,930,236 shares
(11)	Aggregate amount beneficially owned by each reporting person 26,930,236 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 27.8%[1]
(14)	Type of reporting person* OO

*	See Instructions
[1]

Percentage of beneficial ownership is based upon the number of shares of the issuer’s common stock that will be outstanding assuming the closing of certain equity issuances by the issuer related to its acquisition of Charter International plc described in Item 4 of this Schedule 13D.

CUSIP No. 194014106	Page 3 of 6 Pages

(1)	Name of reporting persons BDTCP GP I, LLC
(2)	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds* OO, WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 26,930,236 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 26,930,236 shares
(11)	Aggregate amount beneficially owned by each reporting person 26,930,236 shares
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 27.8%[2]
(14)	Type of reporting person* OO

*	See Instructions
[2]	See footnote 1 above.

CUSIP No. 194014106	Page 4 of 6 Pages

(1)	Name of reporting persons BDT CF Acquisition Vehicle, LLC
(2)	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds* OO, WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 26,930,236 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 26,930,236 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 26,930,236 shares
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 27.8%[3]
(14)	Type of reporting person* OO

*	See Instructions
[3]	See footnote 1 above.

CUSIP No. 194014106	Page 5 of 6 Pages

(1)	Name of reporting persons Byron D. Trott
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds* AF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 26,930,236 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 26,930,236 shares
(11)	Aggregate amount beneficially owned by each reporting person 26,930,236 shares
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 27.8%[4]
(14)	Type of reporting person* IN

*	See Instructions
[4]	See footnote 1 above.

CUSIP No. 194014106	Page 6 of 6 Pages

(1)	Name of reporting persons BDTP GP, LLC
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds* AF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 26,930,236 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 26,930,236 shares
(11)	Aggregate amount beneficially owned by each reporting person 26,930,236 shares
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 27.8%[5]
(14)	Type of reporting person* OO

*	See Instructions
[5]	See footnote 1 above.

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Colfax Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 8170 Maple Lawn Blvd., Suite 180, Fulton, Maryland, 20759.

Item 2. Identity and Background.

(a) This statement is being filed jointly by (i) BDT Capital Partners, LLC, a Delaware limited liability company (“BDT CP”), (ii) BDTCP GP I, LLC, a Delaware limited liability company (“BDTCP GP I”), (iii) BDT CF Acquisition Vehicle, LLC, a Delaware limited liability company (the “Investor”), (iv) Byron D. Trott, and (v) BDTP GP, LLC, a Delaware limited liability company (“BDTP” and, together with Mr. Trott, BDT CP, BDTCP GP I and the Investor, the “Reporting Persons”). Byron D. Trott is the sole member of BDTP, which is the managing member of BDT CP. BDT CP is the manager of BDTCP GP I, which is the manager of the Investor.

(b) The address of the principal business and principal office of each of the Reporting Persons is 401 North Michigan Avenue, Suite 3100, Chicago, Illinois 60611.

(c) The principal occupation of Mr. Trott is President and Chief Investment Officer of BDT CP. The principal business of each of the other Reporting Persons is investing.

(d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Trott is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Investor to acquire the shares of Common Stock described in Item 5 is $680,000,000. All funds in respect of such transaction were drawn from capital contributions of the members of the Investor.

Item 4. Purpose of Transaction

Upon the closing (the “Closing”) of the transactions contemplated by the Securities Purchase Agreement, dated as of September 12, 2011, by and among the Investor, the Company, and the other parties thereto (the “Purchase Agreement), the Investor will purchase and acquire (i) 14,756,945 shares (the “Purchased Common Shares”) of Common Stock, and (ii) 13,877,552 shares (the “Purchased Preferred Shares”) of the Company’s Series A Perpetual Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”), which will be initially convertible into 12,173,291 shares of Common Stock (the “Underlying Shares”).

All of the conditions precedent to the Closing set forth in the Purchase Agreement, other than those the satisfaction of which may be waived in the Investor’s sole discretion, have been satisfied as of January 13, 2012, the date on which the High Court of Jersey approved the “Scheme of Arrangement” relating to the Company’s previously announced acquisition of Charter International plc (“Charter”). As a result of such satisfaction of all conditions precedent to the Closing, other than those the satisfaction of which may be waived in the Investor’s sole discretion, the Investor has the right, subject to no material contingencies, to acquire the Purchased Common Shares, the Purchased Preferred Shares, and the Underlying Shares within sixty (60) days of January 13, 2012. It is anticipated that, after giving effect to other issuances of Common Stock in connection with the Company’s acquisition of Charter scheduled to occur on the date of the Closing, there will be 84,693,794 shares of Common Stock issued and outstanding (including the Purchased Common Shares but excluding the Underlying Shares) as of the date of the Closing. Accordingly, as a result of the Investor’s beneficial ownership of the Purchased Common Shares and the Underlying Shares, which together comprise 26,930,236 shares of Common Stock, the Investor beneficially owns approximately 27.8% of the aggregate shares of Common Stock.

The Amended and Restated Certificate of Incorporation, which will be adopted by the Company in connection with the Closing, includes a provision that entitles the Investor to nominate up to two (2) individuals for election to the Company’s board of directors depending upon the Investor’s beneficial ownership of the Company’s Common Stock from time to time.

The Reporting Persons intend to hold the Purchased Common Shares and Purchased Preferred Shares, when issued at the Closing, and the Underlying Shares, if and when issued upon conversion of the Purchased Preferred Shares, for investment purposes. However, the Reporting Persons intend to closely monitor the Company’s performance and, subject to the covenants and obligations contained in the Purchase Agreement and other agreements pertaining to the Reporting Persons’ beneficial ownership of the Common Stock more fully described in Item 6 below, may modify their plans in the future, and may elect to purchase additional shares of Common Stock and/or dispose of shares currently held or hereafter acquired, depending on the Reporting Persons’ evaluation of various factors.

Pursuant to the board nomination rights under the Company’s Amended and Restated Certificate of Incorporation to be adopted as of the date of the Closing, the Reporting Persons intend to nominate two individuals (who may be principals or officers of the Reporting Persons or their affiliates) to serve as members of the Company’s board of directors in connection with the election of directors occurring at the Company’s next annual meeting following the date of the Closing. The Reporting Persons also intend to participate in the management of the Company through the exercise contractual consent rights with respect to certain extraordinary transactions involving the Company, including the incurrence of certain indebtedness, as set forth in the Amended and Restated Certificate of Incorporation.

The disclosures set forth in Item 6 below and the Exhibits to this Schedule 13D set forth in Item 7 below are incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b)(i) the Investor is the direct beneficial owner of 26,930,236 shares of Common Stock. This amount is based upon the Purchased Common Shares and Purchased Preferred Shares to be issued to the Investor on the date of the Closing under the Purchase Agreement referred to in Item 4 and the number of shares of Common Stock into which the Purchased Preferred Shares may be converted as of the date of the Closing.

(ii) Based upon the 84,693,795 shares of Common Stock to be outstanding as of the date of the Closing (including the Purchased Common Shares but excluding the Underlying Shares), the number of shares of Common Stock directly beneficially owned by the Investor represents approximately 27.8% of the aggregate shares of Common Stock as of the date of the Closing. The foregoing amounts are based upon and assume the completion of the transactions described in the foregoing Item 4 and are based upon information set forth in the Company’s definitive proxy statement on Form 14A filed with the Securities and Exchange Commission on December 19, 2011.

(iii) the Investor, acting through its manager, BDTCP GP I, LLC, will have the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it.

(iv) By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by the Investor.

(v) Each of BDT CP, BDTCP GP I and the Investor affirms membership in a group with each other but disclaims membership in a group with BDTP or Mr. Trott. Each of BDTP and Mr. Trott disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of BDTP and Mr. Trott disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c) The Purchased Common Shares and the Purchased Preferred Shares are being purchased from the Company pursuant to the transactions contemplated by the Purchase Agreement described in Item 4 above. The aggregate purchase price paid for the Purchased Common Shares and Purchased Preferred Shares will be $680,000,000.

(d) Except as stated elsewhere in this Item 5 or in Item 6, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Investor.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Investor has the right to acquire the Purchased Common Shares and the Purchased Preferred Shares pursuant to the Purchase Agreement. Among other covenants and agreements, the Purchase Agreement contains:

(1) A “standstill agreement” restricting the Investor from taking certain actions with respect to mergers, acquisitions and other extraordinary transactions involving the Company, soliciting proxies of the Company’s shareholders, becoming a “participant” in any “election contest” (in each case as defined in Rule 14a-11 promulgated under the Securities Exchange Act of 1934), and other similar actions involving the Company;

(2) Provisions restricting the ability of the Investor to transfer the Purchased Common Shares, Purchased Preferred Shares and Underlying Shares; and

(3) “Tag-Along Rights” pursuant to which the Investor has the right to participate in certain sale transactions involving shares of Common Stock initiated by Stephen M. Rales and/or Mitchell P. Rales.

This summary of the Purchase Agreement is qualified in its entirety by reference to the express provisions of such agreement incorporated in this Schedule 13D as detailed in Item 7 of this Schedule 13D.

In connection with the Closing, the Investor and the Company will enter into a Registration Rights Agreement, to be dated as of the date of the Closing (the “Registration Rights Agreement”). The Registration Rights Agreement provides for certain rights relating to registration under the Securities Act of 1933 of the Purchased Common Shares and Underlying Shares, including “shelf”, “demand” and “piggy-back” registration rights. This summary of the Registration Rights Agreement is qualified in its entirety by reference to the express provisions of such agreement incorporated in this Schedule 13D as detailed in Item 7 of this Schedule 13D.

In connection with the transactions described above, the members of the Investor and BDTCP GP I, in its capacity as manager of the Investor, have adopted an amended and restated operating agreement of the Investor (the “Investor Operating Agreement”). The Investor Operating Agreement provides that the Investor will distribute to its members pro rata (i) 50% of the Purchased Common Shares and/or any cash received upon a disposition thereof by no later than nine (9) months after the date of the Closing, (ii) 100% of the Purchased Common Shares and/or any cash received upon a disposition thereof by no later than fifteen (15) months following the date of the Closing; (iii) 100% of the Purchased Preferred Shares and/or any cash received upon a disposition thereof by no later than five (5) years after the date of the Closing, and (iv) dividends received on the Purchased Common Shares and Purchased Preferred Shares upon receipt thereof. This summary of the Investor Operating Agreement is qualified in its entirety by reference to the express provisions of such agreement incorporated in this Schedule 13D as detailed in Item 7 of this Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1.	Securities Purchase Agreement, dated as of September 12, 2011.*
2.	Form of Registration Rights Agreement.*
3.	Form of Certificate of Designations Series A Perpetual Convertible Preferred Stock.
4.	Form of Amended and Restated Certificate of Incorporation.*
5.	Amended and Restated Limited Liability Company Agreement of BDT CF Acquisition Vehicle, LLC.
6.	Joint Filing Agreement, dated as of January 23, 2012.

*	Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on September 15, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2012

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott

	Name:	Byron D. Trott
	Its:	President and Chief Investment Officer

BDTCP GP I, LLC

By:	/s/ Byron D. Trott

	Name:	Byron D. Trott
	Its:	President and Chief Investment Officer

BDT CF ACQUISITION VEHICLE, LLC

By:	BDTCP GP I, LLC
Its:	Manager

By:	/s/ Byron D. Trott

	Name:	Byron D. Trott
	Its:	President and Chief Investment Officer

BYRON D. TROTT

/s/ Byron D. Trott

BDTP GP, LLC

By:	/s/ Byron D. Trott

	Name:	Byron D. Trott
	Its:	President and Chief Investment Officer